Mail Stop 4561

December 11, 2008

Mr. R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

  Re: Medical Properties Trust, Inc.
    Form 10-K for the year ended December 31, 2007
    File No. 1-32559

Dear Mr. Hamner:

We have completed our review of the above referenced filing and have no further
comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief